SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 15 to the

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Subject Company)

THORNBURG MORTGAGE, INC.

(Name of Filing Persons (Offeror)

Series C Preferred Stock, Par Value $0.01 Per Share

Series D Preferred Stock, Par Value $0.01 Per Share

Series E Preferred Stock, Par Value $0.01 Per Share

Series F Preferred Stock, Par Value $0.01 Per Share

885218305 885218404 885218503 885218701
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Larry A. Goldstone

Chief Executive Officer & President

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Karen A. Dempsey, Esq.

Brett Cooper, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94104

(415) 773-4200

Transaction Valuation	Amount of Filing Fee
$196,873,049(1)	$7,737(1)(2)

(1)	Estimated solely for the purpose of calculating the filing fee based on the sum of (i) the product of (A) an average price of $4.45 per share of Thornburg Mortgage, Inc.’s 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 6,525,000 shares of Series C Preferred Stock, (ii) the product of (A) an average price of $4.505 per share of Thornburg Mortgage, Inc.’s Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) and (B) 4,000,000 shares of Series D Preferred Stock, (iii) the product of (A) an average price of $4.46 per share of Thornburg Mortgage, Inc.’s 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and (B) 3,162,500 shares of Series E Preferred Stock and (iv) the product of (A) an average price of $4.475 per share of Thornburg Mortgage, Inc.’s 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock”) and (B) 30,326,715 shares of Series F Preferred Stock. The average share price for each series of the preferred stock is calculated based on the average of high and low prices per share of such series of preferred stock, as reported on the New York Stock Exchange on July 18, 2008. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer and Consent Solicitation.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and equals $39.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $7,737	Filing Party: Thornburg Mortgage, Inc.
Form of Registration No.: Schedule TO	Date File: July 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 15 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 23, 2008 (“Schedule TO”), relating to the exchange offer and related solicitation of consents by Thornburg Mortgage, Inc., a Maryland corporation (the “Company”), with respect to the outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series E Preferred Stock”), and 10% Series F Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series F Preferred Stock” and, together with the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the “Preferred Stock”), amends such Issuer Tender Offer Statement on Schedule TO to update certain information regarding the exchange offer and to file an amended and restated Offering Circular, dated November 3, 2008 (as further supplemented from time to time, the “Offering Circular”), amending and restating the Offering Circular, dated July 23, 2008 relating to the exchange offer and consent solicitation. The Company is also filing herewith amended letters of transmittal and consent (as further amended and supplemented from time to time, the “Letters of Transmittal and Consent”). The Offering Circular is attached hereto as Exhibit (a)(1)(B)(iii) and the Letters of Transmittal and Consent are attached hereto as Exhibits (a)(1)(C)(v) through (a)(1)(C)(viii). The Offering Circular and Letters of Transmittal and Consent together constitute the “Exchange Offer and Consent Solicitation.”

The information in the Exchange Offer and Consent Solicitation, including all annexes thereto and documents incorporated therein by reference, is hereby incorporated into this Amendment No. 15 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information and each applicable item of the Schedule TO is hereby amended and supplemented by the information provided herein. This Amendment No. 15 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Circular dated July 23, 2008 and the related letters of transmittal and consent were previously filed with the Schedule TO as Exhibits (a)(1)(B), (a)(1)(B)(i), (a)(1)(B)(ii), and (a)(1)(C)(i) through (a)(1)(C)(iv), respectively.

Capitalized terms used herein that are not otherwise defined have the meanings ascribed to such terms in the Offering Circular.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Description of the Exchange Offer and Consent Solicitation” in the Offering Circular is incorporated by reference herein.

Item 2.	Subject Company Information.

(b) Securities. As of October 31, 2008, 6,525,000 shares of Series C Preferred Stock, 4,000,000 shares of Series D Preferred Stock, 3,162,500 shares of Series E Preferred Stock and 30,326,715 shares of Series F Preferred Stock were issued and outstanding.

(c) Trading Market and Price. The information with respect to Preferred Stock set forth in the Offering Circular under the heading “Market Price of and Dividends on the Preferred Stock and Common Stock” is incorporated by reference herein.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Circular under the headings “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Summary Description of the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation,” “Description of Capital Stock” and “Material United States Federal Income Tax Considerations—Treatment of the Exchange Offer” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Circular under the heading “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and in the quarterly report on Form 10-Q for the quarter ended June 30, 2008 under the heading

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—General,” and “—Liquidity, Capital Resources and Going Concern” are incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Circular under the headings “Questions and Answers about the Exchange Offer and Consent Solicitation” and “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

(b) Use of Securities Acquired. The shares of Preferred Stock acquired in the Exchange Offer will become authorized but unissued shares. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Exchange of Preferred Stock; Settlement” is incorporated by reference herein.

(c) Plans. The information set forth in the Offering Circular under the headings “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation,” “Special Factors—NYSE Continued Listing Standards and Reverse Split of Our Common Stock,” “The Exchange Offer and Consent Solicitation—Liquidity; Delisting,” “Market Price of and Dividends on the Preferred Stock and Common Stock,” “Comparison of Rights Between the Preferred Stock and the Common Stock—Dividends” and set forth in our Definitive Proxy Statement for the Annual Meeting held on June 12, 2008 under the heading “Proposal No. 1—Election of Directors” is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Circular under the headings “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

(b) Conditions. The information set forth in the Offering Circular under the headings “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

(d) Borrowed Funds. The information set forth in the Offering Circular under the headings “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 8.	Interest in Securities of the Subject Company.

(a). Securities Ownership. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Security Ownership” is incorporated by reference herein.

(b) Securities Transactions. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Security Ownership” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the annual report on Form 10-K/A for the year ended December 31, 2007 under the heading “Thornburg Mortgage, Inc. and subsidiaries—Consolidated Financial Statements” and in the quarterly report on Form 10-Q for the quarter ended June 30, 2008 under the heading “Financial Statements” is incorporated by reference herein.

(b) Pro Forma Information. The information set forth in the Offering Circular under the heading “Financial Information” is incorporated by reference herein.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Circular under the heading “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation,” “Description of Capital Stock—Classification of Board of Directors, Vacancies and Removal of Directors” and “Description of Capital Stock—Indemnification and Advance of Expenses” and set forth in the quarterly report on Form 10-Q for the quarter ended June 30, 2008 under the heading “Transactions with Affiliates” is incorporated by reference herein.

(2) The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(5) The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Certain Legal and Regulatory Matters” is incorporated by reference herein.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(B)(iii)	Amended and Restated Offering Circular, dated November 3, 2008.

(a)(1)(C)(v)	Letter of Transmittal and Consent to the holders of Series C Preferred Stock, dated November 3, 2008.

(a)(1)(C)(vi)	Letter of Transmittal and Consent to the holders of Series D Preferred Stock, dated November 3, 2008.

(a)(1)(C)(vii)	Letter of Transmittal and Consent to the holders of Series E Preferred Stock, dated November 3, 2008.

(a)(1)(C)(viii)	Letter of Transmittal and Consent to the holders of Series F Preferred Stock, dated November 3, 2008.

(a)(5)(xxi)	Letter dated November 3, 2008 to Preferred Shareholders.

(a)(5)(xxii)	Complaint, Roney v. Thornburg, et al., Case Number 1:08-cv-01005-WJ-WDS, filed on October 27, 2008 in the United States District Court, District of New Mexico.*

*	The Complaint has been attached hereto in order to provide investors and security holders with information regarding its contents and is not intended to provide any factual information about the Company or the exchange offer and consent solicitation which is the subject of this Schedule TO. The contents of the Complaint are the sole responsibility of the plaintiffs named therein and the Company makes no representation or warranty as to the accuracy or completeness of, and disclaims any responsibility for, any statement made therein.

Item 13.	Information Required by Schedule 13E-3.

Item (2). Subject Company Information.

(d)-(f) The information set forth in the Offering Circular under the heading “Market Price of and Dividends on the Preferred Stock and Common Stock” is incorporated by reference herein.

Item (4). Terms of the Transaction.

(c) Different terms. Not applicable.

(d) Appraisal rights. None.

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. The information set forth in the Offering Circular under the heading “Market Price of and Dividends on the Preferred Stock and Common Stock” and “Special Factors—NYSE Continued Listing Standards and Reverse Split of Our Common Stock” is incorporated by reference herein. The Common Stock to be issued in connection with the Exchange Offer and Consent Solicitation will be eligible for trading on the NYSE with the Company’s existing outstanding shares of Common Stock.

Item (5). Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c) The information set forth in the Offering Circular under the heading “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and “Description of Capital Stock— Indemnification and Advance of Expenses” and set forth in the quarterly report on Form 10-Q for the quarter ended June 30, 2008 under the heading “Transactions with Affiliates” is incorporated by reference herein.

Item (7). Purposes, Alternatives, Reasons and Effects. The information set forth in the Offering Circular under the headings “Questions and Answers About the Exchange Offer and Consent Solicitation—Did the Board consider alternatives to the Financing Transaction?”, “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and “Material United States Federal Income Tax Considerations” is incorporated by reference herein.

Item 8. Fairness of the Transaction. The information set forth in the Offering Circular under the heading “Special Factors—Fairness of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 9. Reports, Opinions, Appraisals and Negotiations. The information set forth in the Offering Circular under the heading “Special Factors—Fairness of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 10. Source and Amounts of Funds or Other Consideration.

(c) The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Expenses” is incorporated by reference herein.

Item 12. The Solicitation or Recommendation.

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Security Ownership” is incorporated by reference herein.

(e) Recommendation of others. The information set forth in the Offering Circular under the heading “Special Factors—Fairness of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THORNBURG MORTGAGE, INC.

Date: November 3, 2008	By:	/s/ LARRY GOLDSTONE
Larry Goldstone, Chief Executive Officer and President